EXHIBIT 1.01
Franklin Electric Co., Inc.
Conflict Mineral Report
For the Calendar Year Ended December 31, 2016

Company Overview
Franklin Electric Co., Inc. (the “Company”) is a global leader in the production and marketing of systems and components for the movement of water and automotive fuels. Recognized as a technical leader in its specialties, Franklin Electric serves customers around the world in residential, commercial, agricultural, industrial, municipal, and fueling applications. Franklin Electric has over 5,000 employees and sells more than 40,000 products into markets globally.
Conflict Minerals Rule

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The extent of the disclosure required depends upon whether such minerals originated from one of the Covered Countries specified in the Rule and are not from recycled or scrap sources. The specified minerals are gold, columbite-tantalite (coltan), cassiterite, wolframite, tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo or an adjoining country which includes the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Reasonable Country of Origin Inquiry

The Company has conducted a good faith reasonable country of origin inquiry with respect to the Conflict Minerals that may be necessary for the functionality or the production of its products. To conduct the inquiry, the Company distributed a survey to its vendors that was based on the standardized EICC/GeSI Conflict Minerals Reporting Template and followed up with vendors where necessary. The inquiry was designed to determine whether any Conflict Minerals are present in the materials or products sourced from the vendor and, if so, whether any such Conflict Minerals originated in the Covered Countries or are derived from scrap sources. Based on this reasonable country of origin inquiry, the Company has no reason to believe that any of the Conflict Minerals that were necessary to the functionality or production of its manufactured or contracted to manufacture products originated in any of the Covered Countries.